EXHIBIT 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH PERIOD ENDED MAY 31, 2014

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm” or ”NeuroBio”), for the three-month period ended May 31, 2014. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month period ended May 31, 2014. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month period ended May 31, 2014 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on July 15, 2014. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Neptune’s ability to complete the ramp-up of production at its new production facility;
•	Neptune’s ability to generate revenue through production at its new production facility;
•	Neptune’s ability to maintain its existing third party supply and production agreements on terms favourable to Neptune;
•	Neptune’s ability to obtain financing, on terms favourable to Neptune to implement its operating and growth strategy;
•	Neptune’s ability to regain lost customers and re-establish itself in the nutraceutical market;
•
Neptune’s ability to oppose or settle notices alleging non-compliance by Québec Ministry of Sustainable Development, Environment and the Fight Against Climate Change (the “Ministry of Environment”) and the Commission de la santé et de la sécurité du travail (the “CSST”) and any other proceedings brought by other parties relating to the November 2012 incident at its former operating facility;

•
Neptune’s ability, and the ability of its distribution partners, to continue to commercialize krill oil products, including Neptune Krill Oil (“NKO®”) and ECOKRILL Oil (“EKO™”) and to regain and maintain its market share position for krill oil products;

•	Neptune’s ability to continue to invest in product development and trials;
•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;
•	Neptune’s ability to maintain and defend its intellectual property rights in NKO® and EKO™ and in its product candidates;
•	the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States, Canada and internationally;
•	the timing of the receipt of royalty payments under the terms of Neptune’s settlement agreements;
•	Neptune’s estimates of the size of the potential markets for NKO® and EKO™ and its product candidates and the rate and degree of market acceptance of EKO™ and NKO® and its product candidates;
•	Neptune’s abitlity to use the net proceeds from its latest public offering for the purposes identified in Neptune’s propsectus supplement dated February 28, 2014;
•	the health benefits of NKO® and EKO™ and Neptune’s product candidates as compared to other products in the nutraceutical and pharmaceutical markets;
•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and
•	Neptune’s expectations regarding its significant impairment losses and future write-downs.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

•	the ramp-up period and performance of the new production facility will be consistent with management’s expectations;
•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
•	customer demand for Neptune’s products, particularly NKO®, will be consistent with or stronger than pre-November 2012 levels;
•	Neptune’s business plan to focus on the production of its lead products, NKO® and EKO™, will not be substantially modified;
•	capital derived from future financings will be available to Neptune on terms that are favourable;
•	Neptune will be able to protect its intellectual property; and

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Non-IFRS Financial Measures

“Adjusted EBITDA” is a non-IFRS financial measure and is defined as EBITDA prior to recognizing share-based compensation costs, foreign exchange gains or losses and other items that do not impact the core operating performance of the Corporation, such as impairment losses and the recognition or derecognition of deferred tax asset and investment tax credits from prior periods.  Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

BUSINESS OVERVIEW

New Production Facility Reconstruction and Operations

On June 13, 2014, Neptune announced that operations at its new state of the art manufacturing facility, located in Sherbrooke, Quebec, Canada would commence on June 16, 2014. The new production facility features robust safety measures to ensure the wellbeing of employees and state-of-the-art equipment, which allows for enhanced manufacturing practices. In addition to the plant, Neptune also recently opened a state-of-the-art laboratory, which allows for research, new product development, and quality analysis to be done in-house.

When operating at full capacity, the new production facility is expected to produce approximately 150,000 kilograms of krill oil products annually, with production of NKO® being prioritized to meet customer demand. The new production facility has been built to accommodate a doubling of capacity going forward.

Prior to commencing operations at the new production facility, Neptune obtained the following permits from the various local and provincial regulatory bodies which were required to resume operations:

•	a certificate of authorization required under the Environment Quality Act (Québec) from the Ministry of Environment, relating to environmental matters at the new production facility;
•	a levée d’interdiction de démarrer, or permit to lift the prohibition to begin operations, from the CSST, relating to safety in the workplace requirements; and
•
an authorization of the Emergency Response Plan (ERP) from the City of Sherbrooke Fire and Rescue Service, relating to the new production facility’s fire safety and emergency evacuation plan and on-site fire security equipment.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

At the time of the November 2012 plant explosion, Neptune was in the process of constructing an expansion facility for its plant. The expansion facility sustained limited damage in the explosion and the plant reconstruction has resulted in the expansion facility becoming the new base for the Corporation’s main production facility. As the initial intended use of the expansion facility has changed, plant modifications and additional purchases to replace equipment lost in the incident were required. As a result, the total cost of reconstructing the new production facility was $49.1 million. Neptune funded the total cost through:

•	insurance recoveries (approximately $17.5 million received to date);
•
the loan of $12.5 million from Investissement Québec (IQ) (approximately $8.5 million disbursed to date with the balance of the loan expected to be received by the second quarter following the submission by the Corporation of its audited report on the admissible expenses);

•
an interest free loan of $3.5 million from Canada Economic Development (approximately $3.0 million disbursed to date with the balance of the loan expected to be received by the second quater following the submission by the Corporation of its audited report on the admissible expenses);

•	certain amounts received from settlement agreements relating to intellectual property matters, and
•	Neptune’s working capital.

New Production Facility Ramp-Up Period

Following the June 16, 2014 commissioning of the new production facility, a start-up and ramp-up period is required before full production capacity will be achieved. The ramp-up period is expected to be completed in three phases over a period of three months, with each phase lasting one month. Neptune has completed the start-up and is now entering in phase I of the ramp-up period and will be operating at an annual production capacity of 50,000 kilograms of krill oil by the end of phase I of the ramp-up. During the ramp-up period, Neptune expects to progressively increase production in each of the subsequent phases to an annual production capacity of 100,000 and 150,000 kilograms of krill oil products respectively, until the new production facility’s full commercial annual production capacity of krill oil is reached.

Human Resources

Neptune is currently employing 118 employees. Most key employees have been retained and a few management employees remain to be hired by the Corporation. The hiring process is currently ongoing.

On April 28, 2014, Neptune announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Neptune. Neptune began the search for a new President and Chief Executive Officer. During the interim period, Neptune continued to be managed under the leadership of Mr. André Godin that had been overseeing the management of the business with the support of a management and operations committee. Mr. Godin was officialised as interim President and Chief Executive Officer of Neptune on May 23, 2014.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Acasti and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. As a result of the lawsuit, Mr. Harland was requested to resign as Director of the Corporation. The following day, Neptune and its subsidiaries jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

Financing of the New Production Facility Reconstruction and Insurance Proceeds

On March 6, 2014, Neptune announced the closing of a public offering for gross proceeds of approximately US$28.75 million. Neptune intends to allocate the net proceeds from the offering for sales, marketing and distribution of its krill oil products, to support NeuroBio, in the development and validation of its product candidates, to finance the ramp-up of its production facility, to maintain, manage and develop its intellectual property portfolio and to protect it against infringement by third parties and for general corporate and other working capital purposes.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On April 4, 2014, Neptune announced the closing of a private placement of CAD$2,503,320 of common shares of Neptune at a price of CAD$2.76 per share resulting in a total issuance of 907,000 shares. The shares were all qualified under Quebec Stock Savings Plan II (“QSSP II”) and were issued to the Fiera Capital QSSP II Investment Fund Inc. and Cote 100 Inc., that acquired 725,000 and 182,000 shares respectively.

Since November 2012, Neptune has received insurance recoveries totalling $17.5 million. Although its new production facility is operational, Neptune is still pursuing the balance of its insurance claim and will record any additional recovery if and when received.

Incident Investigation and Environment

On May 8, 2014, the CSST released its report in connection with its ongoing investigation to determine the cause of the November 2012 explosion at Neptune’s production plant. Although the CSST’s report highlights that the exact cause of the incident could not be identified, the CSST identified as potential causes that could explain the incident the following principal factors: deficiencies in the design and control of the production process, the classification of the old production facility and deficiencies in the management of health and safety issues. The CSST’s report made no mention of additional fines or penalties against Neptune beyond the November 5, 2013 statement of offence described below. Following the November 2012 incident, Neptune offered its full cooperation to the CSST and continued to work with the CSST, including by implementing recommendations and corrective measures sought by the CSST, towards completing its new state of the art production facility and making operations at its new production facility as safe as possible.

On November 5, 2013, Neptune received a statement of offense issued by the CSST seeking payment of a fine of approximately $64,000 in connection with the incident. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST.

On November 16, 2012, following the incident at the plant, Neptune received from the Ministry of Environment a notice alleging non-compliance by Neptune with environmental regulations relating to equipment specifications. The Ministry of Environment’s notice alleged that Neptune had modified certain of its equipment without notifying the Ministry of Environment and that its plant production capacity was above the permitted limit in the certificate of authorization issued by the Ministry of Environment. Neptune continues to cooperate with the Ministry of Environment with the view to settling the notice alleging the non-compliance.

NEPTUNE

On March 5, 2014, Neptune announced the closing of a public offering of 10,000,000 common shares at US$2.50 per common share for gross proceeds of US$25.0 million. Euro Pacific Canada Inc. and Roth Capital Partners, LLC acted as Joint Book- Running Managers for the offering and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (NHLD), acted as Lead Manager.  Neptune intends to allocate the net proceeds from the offering as follows: (i) approximately US$10.0 million for sales, marketing and distribution of its krill oil products, (ii) approximately US$5.0 million to support one of its subsidiaries, NeuroBio, in the development and validation of its product candidates, (iii) approximately US$5.0 million to finance the start-up and ramp-up of its new production facility, (iv) approximately US$2.0 million to maintain, manage and develop its intellectual property portfolio and to protect it against infringement by third parties, and (v) the balance for general corporate and other working capital purposes.  The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.  On March 6, 2014, the syndicate of underwriters led by of Euro Pacific Canada Inc. and Roth Capital Partners, as Joint Book-Running Managers, and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (NHLD) as Lead Manager, exercised in full the overallotment option to purchase an additional 1,500,000 common shares of Neptune at a price of US$2.50 per common share in connection with Neptune’s previously announced public offering, completed on March 5, 2014. As a result of the exercise of the over-allotment option, Neptune received additional gross proceeds of US$3.75 million for total gross proceeds of US$28.75 million. Neptune intends to use the additional net proceeds from the exercise of the over-allotment option for general corporate and other working capital purposes.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On April 4, 2014, Neptune announced the closing of a private placement of CAD$2,503,320 of common shares of Neptune at a price of CAD$2.76 per share, resulting in a total of 907,000 shares being issued today. The shares were all qualified under the Quebec Stock Savings Plan II and were issued to The Fiera Capital QSSP II Investment Fund Inc. and Cote 100 Inc., which respectively acquired 725,000 and 182,000 shares. The shares could not be qualified under the QSSP II and subscribed for by the Funds under Neptune’s public offering completed on March 5, 2014, due to the particular requirements of the QSSP II. Except for the qualification of the shares issued to the Funds under the QSSP II, the terms of the shares issued under the private placement are the same as those of the common shares of Neptune issued as part of the Public Offering. The securities issued under the private placement are subject to a 4 month hold period. A commission of 6% of the gross proceeds of the private placement was paid to Euro Pacific Canada Inc. Neptune intends to allocate the proceeds from the private placement for general corporate and working capital purposes.

In the previous fiscal year ended February 28, 2013, Neptune closed a public offering of US$34.1 million from which the proceeds were intended to be used in the following ways: approximately US$10 million for sales, marketing and krill inventory purchases for NKO® and EKO™, approximately US$8 million to support Acasti in the development and validation of CaPre® and other product candidates, and to support NeuroBio in the development and validation of its product candidates, approximately US$6 million to fund the expansion of its Sherbrooke plant that was intended to increase Neptune’s annual production capacity to 500,000 kilograms of krill oil, approximately US$4 million to fund product development, clinical trials and regulatory affairs of Neptune (including management and protection of its intellectual property portfolio), and the balance for general corporate and other working capital purposes. Following the November 8, 2012 incident at Neptune's Sherbrooke plant, the Corporation had to reallocate the use of proceeds in order to cover the Corporation's burn rate due to the important reduction in the gross margin as well as building a frozen krill inventory for the plant restart. In addition, the proceeds from that offering were also allocated to the intellectual property defense and International Trade Commission (ITC) settlement with all parties involved in the litigation, as well as investment in equipment needed for the reconstruction of the new plant.

On April 24, 2014, Neptune announced that the U.S. Patent and Trademark Office (USPTO) had granted Neptune a new continuation patent (U.S. Patent No. 8,680,080) relating to the treatment of Alzheimer’s. The patent, which is the Corporation’s first specifically targeting neurological conditions, was granted for the US market and is valid until 2022. The claims focus on treating Alzheimer’s disease by administering an effective amount of a phospholipid composition, wherein the phospholipid composition comprises docosahexaenoic acid (DHA) and eicosapentaenoic acid (EPA).

On April 27, 2014, Acasti and Neptune announced that a patent infringement settlement and license agreement had been signed with Enzymotec that resolves the ITC’s investigation of infringement of Neptune’s composition of matter patents, related federal court actions initiated by Neptune against Enzymotec and its distributors and various patent review proceedings requested by Enzymotec. As part of the settlement agreement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing it to market and sell its nutraceutical products under Neptune’s ‘348 family of patents (US Patent No. 8,030,348 and all the continuations). Under the terms of the settlement, royalty levels in the United States are dependent on the outcome of pending inter partes review proceedings before the USPTO regarding certain claims of Neptune’s ‘351 composition of matter patent (US Patent No. 8,278,351). Furthermore, royalty levels in Australia are dependent on a potential request by Enzymotec to the Australian Patent Office (APO) for a post-grant review of certain claims of Neptune’s allowed composition of matter patent application (AU2002322233). Enzymotec also agreed to pay Neptune a non-refundable one-time upfront settlement payment.

On April 28, 2014, Neptune announced the resignation of Henri Harland as President and Chief Executive Officer of Neptune.  Mr. Harland also resigned from Neptune two subsidiaries, Acasti and NeuroBioPharm. Mr. Harland's madate as a Director of Neptune, Acasti and NeuroBioPharm was terminated at the Annual Shareholders' meetings held on June 19, 2014. Since Mr. Harland's resignation, the business continuation for all entities has been managed by a management and operations committee under the leadership of Neptune’s Chief Financial Officer, Mr. André Godin. The search for a new President and Chief Executive Officer has been initiated by the Board of Directors.

On May 8, 2014, the CSST released its report in connection with its ongoing investigation to determine the cause of the November 2012 explosion at Neptune’s production plant. Although the CSST’s report highlights that the exact cause of the incident could not be identified, the CSST identified as potential causes that could explain the incident the following principal factors: deficiencies in the design and control of the production process, the classification of the old production facility and deficiencies in the management of health and safety issues. The CSST’s report makes no mention of additional fines or penalties against Neptune beyond the statement of offence previously received and disclosed by Neptune in November 2013. Following the November 2012 incident, Neptune offered its full cooperation to the CSST and continues to work with the CSST, including by implementing recommendations and corrective measures sought by the CSST, towards completing its new state of the art production facility and making operations at its new production facility as safe as possible.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On May 16, 2014, Neptune announced that the Corporation will nominate as management’s director nominees for the June 19, 2014 annual general meeting of Neptune shareholders, the following eight individuals: Ronald Denis, Valier Boivin, Harlan Waksal, Reed Tuckson, Pierre Fitzgibbon, Jerald Wenker, John Moretz and Adrian Montgomery. The proposed nominations followed an agreement between Neptune and Mr. George Haywood, the largest shareholder of Neptune, who have agreed to work together in the best interests of all stakeholders of Neptune.  Dr. Denis, Mr. Boivin, Dr. Waksal and Dr. Tuckson were current members of Neptune’s board of directors. Mr. Wenker and Mr. Moretz were appointed as special advisors to the board on December 19, 2013 and February 18, 2014 respectively. Mr. Fitzgibbon is the President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry, which was recently sold to corporations backed by the Permira funds in a transaction valued at over $1.1 billion. Prior to joining Atrium Innovations, Mr. Fitzgibbon was Vice-Chairman of National Bank Financial and Senior Vice-President, Finance, Technology and Corporate Affairs at National Bank of Canada. He holds a bachelor’s degree in business administration from the École des hautes études commerciales of Montreal and a certificate in general management from Harvard Business School. Mr. Fitzgibbon currently serves on the board of directors of other corporations. Mr. Montgomery is the Chief Investment Officer of Tuckamore Capital, a publicly-traded company that has invested approximately $700 million in successful private businesses since its inception in 2005. Prior to joining Tuckamore, he headed business development at Rogers Media Inc. Mr. Montgomery is a lawyer and member of the New York State Bar and currently serves on the boards of Epsilon Energy, a TSX-listed Company, and the Toronto East General Hospital Foundation.

On May 20, 2014, NeuroBioPharm announced the resignation of Frederic Harland as Chief Financial Officer of NeuroBio.

On May 23, 2014, Neptune announced the appointment of Andre Godin as interim President and Chief Executive Officer of Neptune. Mr. Godin was the Chief Financial Officer of Neptune. Since the resignation of the Corporation’s former president and CEO, Mr. Godin had also been overseeing the management of the business with the support of a management and operations committee.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Acasti and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm. The following day, Neptune and its subsidiaries jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

On June 13, 2014, Neptune announced that its Sherbrooke production facility had received all required operating permits to resume production. The plant features robust safety measures to ensure the wellbeing of employees and state-of-the-art equipment, which allows for enhanced manufacturing practices. It has also been built to accommodate a doubling of capacity going forward. In addition to the plant, Neptune also opened a state-of-the-art laboratory, which allows for research, new product development, and quality analysis to be done in-house. Production has commenced gradually and the Corporation anticipates a ramp up period of around 90 days before reaching production capacity of approximately 150 metric tons of krill oil annually. The plant will focus on producing Neptune’s premium krill oil, NKO®, the original krill oil, with the highest concentration of omega-3 phospholipids in the industry and strong brand awareness.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On the same day, Neptune also announced that it will later this year, make available three new condition-specific formulations; NKO®BEAT: that supports heart health and blood circulation, NKO®FLEX: that supports bone and joint health and NKO®FOCUS: that supports brain and vision health. Each of the new formulations have NKO® as the main component along with additional ingredients to support the specific areas of the body targeted, such as Coenzyme Q10 (CoQ10) for the heart, vitamin D for bone and joint health; and thiamine and lutein for the brain and vision. To celebrate the opening, Neptune has held an event for the media and members of government at the plant on Monday June 16, 2014.

On July 15, 2014, Pierre Fitzgibbon was appointed Chairman of the Board of Directors of Neptune.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

During the three-month period ended May 31, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

Clinical Trials Update

Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL). Due to a recent decision of the U.S. Food and Drug Administration’s (the “FDA”) not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and may put a primary and first focus on the severe hypertriglyceridemia population.

COLT Trial

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g daily dose as compared to a 7.1% reduction for the standard of care. After 8 weeks of treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean reduction of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non-HDL-C (non-high density lipoprotein, which includes all cholesterol contained in the bloodstream except HDL-C (high density lipoprotein (good cholesterol)) and HbA1C (haemoglobin A1C) mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3. Acasti will also be presenting at the World Congress of Heart Disease in Boston (July 25-28th, 2014).

TRIFECTA Trial

On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

The number of targeted patients evaluable as per protocol has been reached. Acasti is currently evaluating efficacy and safety of CaPre® for the treatment of patients with mild to severe hypertriglyceridemia, which is the primary objective of the study. A secondary objective of the study was to assess the efficacy of CaPre® in two distinct patient populations: those with mild to moderate hypertriglyceridemia and those with severe hypertriglyceridemia. Based on patient information currently available, Acasti does not expect the sample size to be large enough to conclude on the efficacy of CaPre® on severe hypertriglyceridemia as part of the TRIFECTA trial. Acasti does not expect the FDA to request efficacy data on patients with severe hypertriglyceridemia before granting permission to conduct a phase III trial. The trial has been completed and top-line results will be available by the end of September 2014, with full data coming out in the following quarter.

PK Trial
The PK trial, a first step in Acasti’s U.S. clinical strategy, is a study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0, 2.0 and 4.0g of CaPre®. The PK trial total treatment duration is be over a 30-day period and  involves the enrollment of approximately 42 healthy subjects. On January 9, 2014, Acasti announced that the FDA allowed the PK trial to proceed, having found no objections with the proposed trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, had been hired to conduct the PK trial.  On July 9, 2014, Acasti announced the completion of the PK trial.  Top-line results are expected by the end of September 2014, with full data coming out in the following quarter.

Concurrently, Acasti is corresponding with the FDA and has responded to the FDA’s recommendations regarding its upcoming IND filing for its phase III clinical trial of CaPre® in the United States. The FDA has invited Acasti to formally request an end of phase II/pre phase III meeting to allow them to provide feedback on the submission and to address specific questions for which Acasti is seeking approval and final response from the FDA. Acasti intends to seek such meeting as soon as TRIFECTA and PK trials results are available.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Onemia®

During the three-month period ended May 31, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

NeuroBioPharm Inc.

NeuroBioPharm’s product candidates MPL VII, MPL IX and MPL X stage of development as well as their respective indication are summarized in the table below:

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VII	Natural health supplement	Memory, concentration and learning disorders	Preclinical	2016
MPL IX	Medical Food/ prescription drug	ADHD	Preclinical	n/a
			Formulation and vehicle development
			Clinical Trial
		Cognitive functions	Product development	n/a
			Phase I and II clinical supply
			Phase II clinical study
			Preclinical
			Formulation development
MPL X	OTC/Medical food	Neurological disorder	Product development	2016

NeuroBio is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs. NeuroBio is dedicated to the research, development and commercialization of active pharmaceutical ingredients (“APIs”) for the management of neurodevelopmental, memory, concentration, learning and neurological disorders, from prevention to treatment. NeuroBio’s product candidates are at different development and/or validation stages and are expected to require the approval of the FDA and/or Health Canada before commercialization. Approvals from similar regulatory organizations are also expected to be required before sales are authorized.

The development of NeuroBio’s product candidates was delayed by the November 2012 incident at Neptune’s production facility. The preclinical and clinical studies that were planned to start in late 2012 and early 2013 were postponed. Preclinical studies that were in progress, however, were not interrupted. NeuroBio is dependent on the support of Neptune as its controlling shareholder.

The NeuroBio product portfolio includes highly concentrated phospholipids extracted and purified from different marine species, including krill, which functionalize EPA and DHA most often stabilized by potent antioxidant esters. NeuroBio’s potential medical food and over the counter drug product portfolio consists of , MPL VII andMPL X. NeuroBio’s potential prescription drug candidate is MPL IX.

NeuroBio has identified potential key opinion leaders in neurosciences to form a Scientific Advisory Board (SAB). The SAB will help review the clinical development and the overall scientific strategies.

NeuroBio is currently preparing a pilot study to evaluate the effect of MPLIX on Mild Cognitive Impairment (“MCI”) in an elderly population between the ages of 65 and 80 years old. This phase II study will help establish the sensitivity and precision of the assessment tools, determine the effect of the product candidate on cognitive functions, depression, anxiety and quality of life in a MCI population, and will examine the placebo effect. A final protocol was developed.  In addition, the data collected will be used to determine the appropriate statistical parameters to design a pivotal clinical study.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

NeuroBio also intends to conduct a prospective study in children, between the ages of 6 and 15 years old, with attention-deficit hyperactivity disorder (“ADHD”) symptoms. This prospective study aims to determine the benefits of MPLIX as an add-on to ADHD pharmacotherapy and the possibility of decreasing the side effects related to the ADHD pharmacotherapy. A syrup formulation is undergoing development to overcome compliance issues.

NeuroBio also expects to continue its nonclinical studies investigating the potential therapeutic effects of its product candidates, including non-clinical toxicology studies to assess the safety of its product candidates.

Approvals of applicable regulatory authorities, including the Natural Health Products Directorate (Canada), are required before the studies of NeuroBio may begin.

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods ended May 31, 2014 and 2013. This information is based on the Corporation’s unaudited consolidated interim financial statements and accompanying notes for the three-month period ended May 31, 2014 and 2013 and should be read in conjunction with the notes thereto.

(expressed in thousands of dollars, except per share data)
	Three-month period ended May 31,
	2014 (Unaudited)	2013 (Unaudited)
	$	$
Total revenues	3,691	6,092
Adjusted EBITDA1	(5,772)	(3,983)
Net loss	(4,368)	(5,415)
Net loss attributable to the owners
of the Corporation	(4,683)	(4,466)
Basic and diluted loss per share	(0.06)	(0.07)

Total assets	127,501	65,430
Working capital2	65,039	38,094
Total equity	94,436	53,505
Loans and borrowings (incl. current portion)	10,172	1,912

Key ratios (% of revenue):
Gross profit	14%	10%
Selling expenses	22%	9%
General and administrative expenses	198%	76%
Research and development expenses	56%	26%
Adjusted EBITDA	(156%)	(65%)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RECONCILIATION OF NET LOSS TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance income, depreciation and amortization, income taxes, foreign exchange gains and losses, and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the period. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
(expressed in thousands of dollars)

	Three-month period
	ended May 31,
	2014	2013
	$	$

Net loss	(4,368)	(5,415)
Add (deduct):
Depreciation and amortization	106	74
Finance costs	21	3
Finance income1	(4,521)	(45)
Stock-based compensation	2,162	2,097
Foreign exchange loss	583	3
Insurance recoveries	-	(700)
Income taxes	245	-
Adjusted EBITDA	(5,772)	(3,983)

1 Including change in fair value of derivatives of $4,485 (nil in 2013).

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands of dollars, except per share data)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ending February 28, 2015
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Total Revenues	3,691	3,691
Adjusted EBITDA1	(5,772)	(5,772)
Net loss	(4,368)	(4,368)
Net loss attributable to the owners of the Corporation	(4,683)	(4,683)
Basic and diluted loss per share	(0.06)	(0.06)

Fiscal year ended February 28, 2014
		First		Second		Third		Fourth
	Total	Quarter		Quarter		Quarter		Quarter
	$	$		$		$		$
Total revenues	19,496	6,090		5,346		4,395		3,665
Adjusted EBITDA1	(19,111)	(3,983)		(6,055)		(6,362)		(2,711)
Net loss	(22,237)	(5,415	)4	(5,052	)5	(10,443	)6	(1,327	)7
Net loss attributable to the owners of the Corporation	(16,640)	(4,465	)4	(3,570	)5	(8,797	)6	192	7
Basic and diluted loss per share	(0.27)	(0.07)		(0.06)		(0.14)		(0.00)

Fiscal year ended February 28, 2013
		First	Second	Third		Fourth
	Total	Quarter	Quarter	Quarter		Quarter
	$	$	$	$		$
Total revenues	25,946	6,153	8,099	7,106		4,588
Adjusted EBITDA1	(5,946)	110	(747)	(665)		(4,644)
Net loss	(19,962)	(1,694)	(4,684)	(12,437	)2	(1,147	)2-3
Net loss attributable to the owners of the Corporation	(16,770)	(983)	(3,895)	(11,668	)2	(224	)2-3
Basic and diluted loss per share	(0.31)	(0.02)	(0.08)	(0.21)		(0.01)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2	Includes impairments and costs related to the plant explosion of $8,464 and $1,627 respectively in the third and fourth quarters.
3	Includes insurance recoveries of $6,000.
4	Includes insurance recoveries of $700.
5	Includes insurance recoveries of $5,000.
6	Includes insurance recoveries of $261 and impairments and costs related to the plant explosion of $449.
7	Includes insurance recoveries of $5,594 and impairments and costs related to the plant explosion of $899.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities:  the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the first quarter ended May 31, 2014, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti’s non-pharmaceutical products. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, Onemia® and at the Phase II clinical trial for prescription drug program, CaPre®. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and are generating gross margins that are lower than historically prior to the incident on November 8, 2012. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating a significant amount of revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiations are ongoing with potential partners.

The consolidated cash flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(expressed in thousands of dollars)

The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended May 31, 2014
(expressed in thousands of dollars)
	Nutraceutical		Cardiovascular		Neurological	Total
	$		$		$	$
Revenues from external sales	3,635		56		-	3,691
Adjusted EBITDA	(3,766)		(1,694)		(312)	(5,772)
Net (loss) earnings	(5,702)		1,937		(603)	(4,368)
Total assets	101,735		24,739		1,027	127,501
Working capital	41,433		22,782		824	65,039

Adjusted EBITDA calculation
Net loss	(5,702)		1,937		(603)	(4,368)
add (deduct):
Depreciation and amortization	105		1		-	106
Finance costs	20		1		-	21
Finance income	142	1	(4,663	)2	-	(4,521)
Stock-based compensation	1,176		694		292	2,162
Foreign exchange loss	248		335		-	583
Income taxes	245		-		-	245
Adjusted EBITDA	(3,766)		(1,695)		(311)	(5,772)

1 Including change in fair value of derivatives of $150.
2 Including change in fair value of derivatives of $(4,635).

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Three-month period ended May 31, 2013
(expressed in thousands of dollars)
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	6,084	6	-	6,090
Adjusted EBITDA	(2,697)	(1,095)	(191)	(3,983)
Net loss	(3,379)	(1,624)	(412)	(5,415)
Total assets	59,240	5,251	939	65,430
Working capital	32,801	4,470	823	38,094

Adjusted EBITDA calculation
Net loss	(3,379)	(1,624)	(412)	(5,415)
add (deduct):
Depreciation and amortization	73	1	-	74
Finance costs	2	1	-	3
Finance income	(35)	(10)	-	(45)
Stock-based compensation	1,335	541	221	2,097
Foreign exchange loss (gain)	6	(3)	-	3
Insurance recoveries	(700)	-	-	(700)
Adjusted EBITDA	(2,698)	(1,094)	(191)	(3,983)

OPERATING RESULTS
(All figures in the section are expressed in thousands of dollars)

Revenue
Revenue for the first quarter amounted to $3,691, representing a decrease of 39% compared to $6,090 for the three-month period ended May 31, 2013. Given that Neptune’s plant was not in operation during the last quarter, revenues for the first quarter ended May 31, 2014 were entirely generated from sales of krill oil acquired by the Corporation through the non-exclusive krill oil manufacturing and supply agreement with Rimfrost. This arrangement has allowed Neptune to rebuild some inventory of krill oil products, resulting in much lower margins. Neptune has maintained most of its market share by supplying the market with a commodity krill oil and this is expected to continue until the Corporation is capable of resuming production and selling its premium product NKO®.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month periods ended May 31, 2014 and May 31, 2013:

(expressed in thousands of dollars)	Three Months Ended May 31,
	2014	2013
Gross profit	523	608
Gross profit as % of revenue	14%	10%

Gross profit for the first quarter ended May 31, 2014 amounted to $523 or 14% of revenue compared to $608 or 10% of revenue for the same period in 2013. The increase in gross margin for the three-month period ended May 31, 2014 compared to last year's corresponding period was primarily due to the product cost reductions following the signature of the non-exclusive krill oil manufacturing and supply agreement with Rimfrost.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Other income
An amount of $1,634 was recognized in 2014 for royalty settlements as a result of negotiations with third parties to settle infringement of the Corporation’s intellectual property cases. No such amount was recognized in the comparative period.

Selling Expenses
Selling expenses for the three-month periods ended May 31, 2014 and May 31, 2013 were as follows:

(expressed in thousands of dollars)	Three Months Ended May 31,
	2014	2013
Selling expenses	822	529
Selling expenses as % of revenue	22%	9%

Selling expenses amounted to $822 or 22% of revenue in the first quarter ended May 31, 2014 compared to $529 or 9% of revenue for the corresponding period in 2013. The increase in the first quarter was mainly attributable to an increase in marketing and advertising expenses of $239 due to the launch of the Corporation new selling and marketing strategy approach that implemented in conjunction with the projected resumption of production.

General and Administrative Expenses
G&A expenses for the three-month periods ended May 31, 2014 and May 31, 2013 were as follows:

(expressed in thousands of dollars)	Three Months Ended May 31,
	2014	2013
General and administrative expenses	7,309	4,647
General and administrative expenses as % of revenue	198%	76%

G&A expenses amounted to $7,309 or 198% of revenue in the first quarter ended May 31, 2014, compared to $4,647 or 76% of revenue for the corresponding period in 2013, an increase of $2,662 compared to the corresponding period in 2013. The increase over 2013 is explained in part by increased stock-based compensation expense of $253 for the three-month period ended May 31, 2014. The increase in the first quarter was also attributable to higher salary expenses of $656 mostly explained by the 20% provision payable to directors, officers and employees following the realization of all milestones set by the board following the 2012 incident combined with the 20% salary cut during the period ended May 31, 2013. Finally, training costs were up $433 from comparative period of last year due to increase training costs in preparation to the plant reopening and as well as a bad debt expense of $489 related to one significant customer.

Research and Development Expenses
R&D expenses, net of tax credits, for the three-month periods ended May 31, 2014 and May 31, 2013 were as follows:

(expressed in thousands of dollars)	Three months Ended May 31,
	2014	2013
Research and development expenses, net of tax credits	2,066	1,584
Research and development expenses, net of tax credits as % of revenue	56%	26%

R&D expenses amounted to $2,066 or 56% of revenue in the first quarter ended May 31, 2014 compared to $1,584 or 26% of revenue for the corresponding period in 2013, an increase of $482 compared to the same period in 2013.  The increase of $482 in the three-month period is mainly attributable to the increase in the R&D expenses in the cardiovascular segment for an amount of $440.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Finance Income
Finance income for the three-month periods ended May 31, 2014 and May 31, 2013 were as follows:

(expressed in thousands of dollars)	Three Months Ended May 31,
	2014	2013
Finance income	4,522	45

Finance income amounted to $4,522 in the first quarter ended May 31, 2014 compared to $45 for the corresponding period in 2013, an increase of $4,477 compared to the same period in 2013. This increase is primarily attributable to the re-evaluation of the warrant liabilities related to the Acasti December 2013 public offering for an amount of $4,485.

Finance Costs
Finance costs for the three-month periods ended May 31, 2014 and May 31, 2013 were as follows:

(expressed in thousands of dollars)	Three Months Ended May 31,
	2014	2013
Finance costs	21	3

Finance costs amounted to $21 in the first quarter ended May 31, 2014 compared to $3 for the corresponding period in 2013, a increase of $18 compared to the same period in 2013. This increase is primarily attributable to the increase in loans and borrowings.

Foreign Exchange Loss
Foreign exchange loss for the three-month periods ended May 31, 2014 and May 31, 2013 were as follows:

(expressed in thousands of dollars)	Three months Ended May 31,
	2014	2013
Foreign exchange loss	(583)	(4)

Foreign exchange loss amounted to ($583) in the first quarter ended May 31, 2014 compared to ($4) for the corresponding period of 2013, an increase of $579 compared to the same period in 2013. The increase in the first quarter foreign exchange loss is mainly attributable the devaluation of the US dollar over the Canadian dollar.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $1,789 for the three-month period ended May 31, 2014 to ($5,772) compared to ($3,983) for the three-month period ended May 31, 2013. The decrease of $1,789 for the three‐month period ended May 31, 2014 is mainly attributable to the increase in G&A expenses of $2,408, R&D expenses of $645 and selling expenses of $310 offset by an increase of revenues from settlement of royalties of $1,634.

Net loss
The Corporation realized a consolidated net loss for the three-month period ended May 31, 2014 of ($4,368) compared to ($5,415) for the three-month period ended May 31, 2013. The decrease $1,047 for the three‐month period ended May 31, 2014 is mainly attributable to an increase of $4,477 in finance income as well as revenues from settlement of royalties of $1,634 offset by an increase in G&A expenses of $2,662, R&D expenses of $481 and selling expenses of $292 as well as an increase in foreign exchange loss of $580.  Finally, the loss improvement was also counterbalanced by the 2013 insurance recoveries of $700.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

LIQUIDITY AND CAPITAL RESOURCES
(All figures in the section are expressed in thousands of dollars)

Operating Activities

During the three-month period ended May 31, 2014, the operating activities generated an increase in liquidities of $1,153, compared to a decrease of $9,015 for the corresponding period ended May 31, 2013. The difference in the cash flows from the operating activities is mainly attributable to the higher loss from operating activities for the three-month period ended May 31, 2014 over the corresponding period of 2013 offset by liquidities caused by the changes in non-cash operating working capital items, primarily by a decrease in trade and other receivables of $7,336, increase in trade and other payables of $2,661 and an increase in inventories of $3,628.

Investing Activities

During the three-month period ended May 31, 2014, the investing activities used liquidities of $9,665 due to primarily acquisitions of property, plant and equipment for $9,668, related primarily to the plant reconstruction in Sherbrooke.

Financing Activities

During the three-month period ended May 31, 2014, the financing activities generated an increase in liquidities of $31,433 mainly due to the net proceeds from public offering of $29,203 and the net proceeds from private placement of $2,332.

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $22,689 for the three-month period ended May 31, 2014.

At May 31, 2014, the Corporation’s liquidity position, consisting of cash and short-term investments, was $51,940.

Also, at May 31, 2014, the Corporation had an authorized operating line of credit of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, research collaborations and licensing agreements, research tax credits and loans and borrowings should be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. However, in light of the uncertainties associated with the plant explosion, regulatory approval process, clinical trial results, the ability of the Corporation to resume production of and continue to successfully commercialize nutraceutical products and to maintain a market share position for krill oil products, and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future, including accessing capital markets.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
(All figures in the section are expressed in thousands of dollars)

The Corporation has no off balance sheet arrangements as at May 31, 2014, except for the following commitment.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $9,460, of which an amount of $4,029 has been paid to date. As at May 31, 2014, an amount of $612 is included in “Trade and other payables” in relation to these projects.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Contingencies:

On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. On or around February 3, 2014, Neptune and Valensa filed dismissals with the Court and the case was closed.

On or around April 10, 2014, all the lawsuits for the infringement of Neptune’s patents in the US against Aker et al. have been dismissed in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

All the lawsuits for the infringement of Neptune’s patents in the US against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. will be dismissed in accordance with the Settlement agreements reached on April 27, 2014 between Enzymotec and the Corporation.

On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. A Notice of Discontinuance was filed by the parties on or around December 17, 2013.

On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013.

On September 26, 2013, the Corporation reached a settlement with Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc.

On or around November 28, 2013, the Corporation, Acasti and Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS (Aker et al.) signed a binding Term Sheet and also signed a settlement and license agreement on or around December 16, 2013, that resulted in the dismissal of all Aker respondents from the on-going ITC investigation brought by Neptune, as well as the dismissal of all current lawsuits brought by Neptune against Aker.

On April 27, 2014, Neptune, Acasti and Enzymotec reached a settlement agreement. The settlement with Enzymotec provides for a dismissal of all Enzymotec respondents from the on-going ITC investigation against Enzymotec and companies in its value chain. As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing them to market and sell within the nutraceutical market products. Under the terms of the settlement, royalty levels for the US market are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351), and the royalty levels for the Australian market are dependent on the outcome of a re-examination proceeding before the Australian Patent Office (APO) regarding Neptune’s equivalent Australian composition of matter patent (No. 2002322233). Enzymotec also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO and/or APO decision dates. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015 while the APO’s decision is not expected until spring 2015.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. All the proceedings against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS were dismissed as part of the agreement reached on September 26, 2013.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On June 26, 2013, the Sherbrooke University and Neptune reached an agreement wherein inter alia, the parties agreed to the dismissal of the proceedings between them and confirmed the assignment of the patents at issue to Neptune.

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and no trial dates have been set.

On November 5, 2013, Neptune received a statement of offense issued by the CSST seeking payment of a fine of approximately $65 in connection with the incident. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST. No provision has been recorded by the Corporation as at May 31, 2014 for this matter.

On 29 May 2014, the Corporation and its subsidiaries were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of the Company and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500 and the issuance of shares and call options in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. Neptune and its subsidiaries will vigorously defend the lawsuit and take any steps necessary to protect their interests. No trial date has been set. As of the date of these consolidated financial statements, no agreement has been reached and an estimate of its financial effect cannot be made.

The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

SUBSEQUENT EVENT

Resignation of Mr. Xavier Harland:
On June 16, 2014, Acasti announced the resignation of Mr. Xavier Harland as Chief Financial Officer of Acasti.

Pierre Fitzgibbon appointed Chairman of the Board of Neptune:
On July 15, 2014, Pierre Fitzgibbon was appointed Chairman of the Board of Directors of Neptune.

FINANCIAL POSITION

The following table details the important changes to the statement of financial position (other than equity) at May 31, 2014 compared to February 28, 2014 (expressed in thousands of dollars):

Accounts	Increase (Reduction)	Comments
Cash	22,689	Refer to ‘’liquidity and capital resources’’
Trade and other receivables	(7,336)	Receipt of insurance recovery payment and royalty settlement payment
Inventories	3,628	Purchase of large quantities of raw material in anticipation of plant re-opening
Property, plant and equipment	7,477	Cost related to plant reconstruction net of grant applied

See the statement of changes in equity for details of changes to the equity accounts from February 28, 2014.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

PRIMARY FINANCIAL RATIOS

	May 31,		February 28,		May 31,
	2014		2014		2013
Working Capital Ratio (current assets / current liabilities)1	5.04		4.02		5.03
Solvency Ratio (Loans and borrowings / Total equity)2	0.11	3	0.15	3	0.04

1
The working capital ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

2
The solvency ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

3
Derivative warrant liability in the amount of $6,336,000 at May 31, 2014 and of $10,821,000 at February 28, 2014 does not give rise to liquidity risk because they settle in shares and thus have been excluded from the solvency ratio calculation.

The Corporation’s working capital ratio increased at May 31, 2014 compared to February 28, 2014 and May 31, 2013 mainly due to the March 2014 Public Offering. The Corporation’s solvency ratio decreased at May 31, 2014 compared to February 28, 2014 and increased from May 31, 2013, as a result of additional equity received from the March 2014 Public Offering.

RELATED PARTY TRANSACTIONS
(expressed in thousands of dollars)

Under the terms of an agreement entered into with a corporation controlled by a shareholder of the Corporation, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the three-month period ended May 31, 2014, total royalties included in operating expenses amounted to $55 (2013 - $60). As at May 31, 2014, the balance due to this corporation under this agreement amounts to $55 (February 28, 2014 - $574). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

Refer to note 13 of the interim consolidated financial statements for related party disclosures related to key management personnel compensation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated interim financial statements are prepared in accordance with IFRS. In preparing the consolidated interim financial statements for the three-month period ended May 31, 2014, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated interim financial statements and should be read in conjunction with the notes to the consolidated interim financial statements for the three-month period ended May 31, 2014.

USE OF ESTIMATES AND JUDGMENT

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation;
•	Determining that the Corporation has de facto control over its subsidiary Acasti.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Assessing the criteria for recognition of tax assets and investment tax credits;
•	Measurement of derivative warrant liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Derivative warrant liabilities
The warrants forming part of the Units issued from the current year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 18 to the consolidated annual financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general option holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures the compensation based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, we have filed certificates signed by the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

DISCLOSURE CONTROLS AND PROCEDURES

Management of Neptune, including the CEO and CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and
•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective as of May 31, 2014.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO has also designed internal controls over financial reporting, or has caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are effective as of May 31, 2014, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (1992 Framework).

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made to our internal controls over financial reporting that occurred during the quarter ended May 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	the risk that the Corporation may not maintain all required permits to operate its production facility;
•	the risks related to the Corporation’s needs for additional funding;
•	the risk that Neptune may not recover all of the insurance proceeds it has claimed;
•	the risk that new claims or lawsuits relating to the plant explosion may be brought against Neptune;
•	the risk that Neptune may be unable to restore or grow its customer base;
•	the risk that Neptune has reliance on a limited number of distributors and significant concentration of accounts receivables;
•	the risks related to the fact that Neptune has suffered significant impairment losses and its assets may be subject to future write-downs;
•	the risk that Neptune may lose its control of Acasti;
•	the risks related to Neptune’s history of net losses and inability to achieve profitability to date;
•	the risk that NKO® and EKO™ may not be successfully commercialized;
•	the risks related to changes in regulatory requirements and interpretations of regulatory requirements;
•	the risks related to Neptune’s reliance on third parties for the supply of raw materials;
•	the risk that Neptune may be unable to manage its growth efficiently;
•	the risk that Neptune may be unable to further penetrate core or new markets;
•	the risk that Neptune may be unable to attract and retain skilled labor;
•	the risk that Neptune may be unable to attract, hire and retain key management and personnel;
•	the risk related to the success of current and future clinical trials by Neptune and its subsidiaries;

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	the risk that Neptune may be unable to achieve its publicly announced milestones on time or at all;
•	the risks related to product liability lawsuits that could be brought against Neptune and its subsidiaries;
•	the risks related to intense competition from other companies in the pharmaceutical and nutraceutical industry;
•	the risk that Neptune may be unable secure and defend its intellectual property rights; and
•	the risks related to the fact that the Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at July 15, 2014, the total number of common shares issued by the Corporation and outstanding is 74,979,697 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 750,000 Neptune warrants, 8,466,668 Neptune options and 471,669 Neptune restrictive share units. Each warrant, option and restrictive share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 6,142,500 Acasti call-options and 3,970,000 NeuroBioPharm call-options on shares it owns of the respective subsidiary outstanding as at the same date, exercisable into one Class A share of the respective subsidiary. In addition, Acasti has 20,766,542 warrants (including 592,500 warrants owned by the Corporation), 4,902,250 options and 577,002 restrictive share units outstanding at this date. Each warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Further, NeuroBioPharm has 17,490,224 warrants (including 4,214,579 warrants owned by the Corporation), 495,000 options and 413,252 share bonus awards outstanding at this date. Each warrant, option and share bonus award is exercisable into one Class A share to be issued from treasury of NeuroBioPharm.